KRIEG · DEVAULT LLP
ATTORNEYS AT LAW

May 2, 2007

Michael J. Messaglia
Direct Dial: (317) 238-6249
E-mail: mmessaglia@kdlegal.com

John Reynolds, Assistant Director
Office of Emerging Growth Companies
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549



> Re: The Estridge Group, Inc.
>   Estridge Development Company
>   Paul E. Estridge Corp.
>   Offering Statement on Form 1-A
>   Amendment No. 1 Filed March 2, 2007
>   File Nos. 24-10168, 24-10169, 24-10170

Dear Mr. Reynolds:

Enclosed for filing on behalf of The Estridge Group, Inc. (the "Company") are one (1) manually signed and six (6) copies of Amendment No. 2 to the Regulation A Offering Statement on Form 1-A. Three (3) copies are marked to show changes. Changes have been made to clarify and update information and to respond to comments of the Securities and Exchange Commission (the "Commission") set forth in a letter dated April 11, 2007, a copy of which is also enclosed.

The Company's responses to the Commission's comment letter are outlined below in the sequential order in which the comments appear in the comment letter immediately following the restated comment of the Commission. The page numbers cited in the responses refer to Amendment No. 2 to the Offering Circular.

General

1.   We note your response to Comment One of our letter dated February 1, 2007. Please confirm that the reference should be to 17 CFR 260.4a-2.

        Answer: The correct reference is 17 C.F.R. 260.4a-2.

2.   Please clarify throughout the document whether the Estridge Companies refers to all affiliated entities, including The Estridge Group, Inc., and clarify the definitions. For example, in the cover page of the offering circular, The Estridge Group, Inc. is defined as

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John Reynolds, Assistant Director
May 2, 2007
Page 2

the "Company." However, on page 18, the Estridge Companies are defined as "the Company."

Answer: The Company has clarified throughout the document whether the Estridge Companies refers to all affiliated entities.

3.   Please consider referencing exhibits when described in the offering circular. For example, in the Guarantees of the Notes section on pages 33-34, reference should by made to exhibit 3.4.

Answer: The requested references to certain of the Exhibits filed as part of the Offering Statement have been made. Not all Exhibits have been referenced as these materials are part of the Offering Statement, not the Offering Circular. However, a general reference to the Offering Statement and the availability upon request of all Exhibits to the Offering Statement has been added to page 2 of the Offering Circular.

Part I. Notification, page 1

4.   Please revise your answer to Item 1(b) to indicate the residential address for Michael J. Keller.

Answer: The residential address of Michael J. Keller has been provided to Item 1(b) of Part I of the Offering Statement.

Jurisdictions in which Securities are to be offered, page 5

5.   We note your statement that "the securities will be offered by a registered broker-dealer, Indiana Securities, LLC, by direct telephone call and mail and not through a general solicitation." (Emphasis added.) Please note that filing a Form 1-A commences a general solicitation of the securities being offered. Revise to clarify your statement or advise us as appropriate.

Answer: The requested clarification has been made to Item 4(a) of the Offering Statement.

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Offering Circular Cover Page

6.   We note your response to Comment 19 of our letter dated February 1, 2007. Please ensure that the Placement Agent is identified throughout the entire offering circular.

   Answer: The Placement Agent has been identified throughout the entire Offering Circular as requested.

7.   We note your response to Comment 17 and your disclosure that "this offering will terminate on _____, 2007 or <u>such later date as the Company and the Placement Agent shall</u> agree." (Emphasis added.) Stating that the offering will end on a certain date or a later date upon agreement with the placement agent does not provide an ending date for the offering. Revise your disclosure to indicate the ending date of the offering.

   Answer: The language permitting the Company and the Placement Agent to extend the termination date of the Offering has been deleted. Language indicating that the Offering will terminate 6 months following the Offering Circular date has been inserted. As was previously noted in Response No. 18 to the Commission's comment letter dated February 1, 2007, the date of the Offering Circular will be inserted after the Commission has completed its review and prior to the qualification date of the Offering.

8.   We note your response to Comment 18 that "the company will insert a date to indicate that sales will commence following effectiveness..." Advise us, if true, that the company will add a statement, on the cover page, indicating that sales will commence promptly following qualification of the Form 1-A.

   Answer: The requested sentence has been added to the cover page of the Offering Circular.

Offering Circular Summary, page 1

9.   We note your revisions with respect to our prior Comment 25; however, the disclosure appears to require further clarification. Your current disclosure uses terms such as "consolidated with its subsidiaries", "consolidated with both its subsidiaries and its variable interest entities", "Estridge Companies", and "consolidated basis". Please revise your disclosure in this section and in the risk factors to use the same terminology as is used in your statement of operations. Consider revising your disclosure to refer only to

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net income (loss), or explain why you believe that separate disclosures regarding the various components of the reported net income (loss) are necessary.

Answer: Certain portions of the Offering Circular relate to, discuss, or are applicable, specifically to the Company, the Company and its subsidiaries, or the Company, its subsidiaries and its variable interest entities. As such, the Company has revised the Offering Circular throughout to clarify which entity or entities are being discussed.

Because the $993,000 net income of the variable interest entities tends to mitigate the $3.0 million net loss of the Estridge Group, Inc. and its subsidiaries, the Company believes that it is important to show its net loss both with and without the positive effect of the variable interest entities. That being said, the Company has revised the discussion on page 1, as well as the related risk factor on page 7 of the Offering Circular, so that it is clear which entities are being discussed, and so that the net income (loss) amounts may be easily reconciled with the amounts presented in the Summary Financial Data table on page 3 of the Offering Circular or with the Statement of Operations.

Business, page 11

10. We note your statement that "the other companies within the Estridge Companies compliment the business of the Company and Custom Company but do not materially contribute to our financial results." Please revise to indicate the amount of revenues generated by the other companies as a percentage of the total revenues of the Estridge Companies.

    Answer: The requested revision has been made on page 13 of the Offering Circular.

11. Please briefly indicate the number of homes sold by the Company and by the Custom Company in the last two fiscal years.

    Answer: The requested revision has been made on page 13 of the Offering Circular.

Employees, page 17

12. We note your response to Comment 41 of our letter dated February 1, 2007. Clarify whether certain employees are assigned to certain affiliates. Provide a breakdown of the number of employees assigned to each affiliate.

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Answer: The requested revision has been made on page 18 of the Offering Circular.

Management's Discussion and Analysis, page 18

Results of Operations, page 18

13. You state "the third major factor negatively impacting volume and fiscal 2006 operating results is approximately $1,750,000 of contribution margin received from communities operating in fiscal 2005 that were closed and not intended to be replaced in fiscal 2006." Please clarify the phrase "were closed and not intended to be replaced."

     Answer: The phrase, which appears on page 20 of the Offering Circular, has been rewritten to more clearly indicate that it is referring to communities that were completed and closed in fiscal 2006.

14. We note your statement that "it is the policy of the Estridge Companies not to discount base retail home prices in response to market conditions. Management believes this increases both the long-term value to the purchaser of an Estridge home as well as ..." Please revise to clarify how the policy to not discount the base retail home prices increase the long-term value to the purchaser of an Estridge home.

     Answer: The requested revision has been made on page 21 of the Offering Circular.

15. We note your statement concerning the operating expenses that "there were no significant changes in the ... amounts of these expenses between the two periods." We note that while revenues decreased from $143 million to $109 million, the operating expenses increased approximately $1.2 million. Please advise us why you believe that there were no significant changes in these expenses.

     Answer: This increase of approximately 5% of fiscal 2005 operating expenses was not considered significant. In response to your comment, a sentence has been added on page 21 of the Offering Circular to address the change in operating expenses.

16. Please clarify the "certain areas" management restructured in 2007 to reduce operating expenses.

     Answer: The comment on page 21 of the Offering Circular regarding the 2007 restructuring has been revised to include the areas of the company restructured.

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John Reynolds, Assistant Director
May 2, 2007
Page 6

17. Please revise to address the changes in "Minority interest in variable interest entities" in your statement of operations for the years ended September 30, 2006 and 2005.

    Answer: The requested revision has been made.

Revenue Recognition, page 21

18. Please clarify whether the BCE I through III entities are the same as those described on page 30. Clarify whether BCE Associates, IV LLC should be included in the BCE group on page 21.

    Answer: The names of the BCE entities on page 24 have been revised to conform to the presentation on page 34 of the Offering Circular and to clarify that BCE IV is part of the BCE group.

Liquidity and Capital Resources, page 23

19. Please revise to indicate your current amount of working capital as of the latest interim financial period.

    Answer: The current amount of working capital as of the latest interim financial period has been disclosed on page 27 of the Offering Circular.

20. We note your cross-reference to Note D in the Financial Statements regarding the company's indebtedness. Please revise to provide a summary of the expected payments and the timing of the payments for the company's debt.

    Answer: The requested revision has been made on page 26 of the Offering Circular.

21. We note that the company intends to purchase additional land during fiscal 2007. Please address any material commitments for capital expenditures along with the anticipated sources of funds for such expenditures.

    Answer: Capital expenditures are discussed four paragraphs below the comment regarding additional land purchases during fiscal 2007. That comment has been revised to state that the Company has no planned or committed material capital expenditures.

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22. Please revise to indicate, as of the latest interim financial period, the amount currently available for borrowing under the company's revolving credit arrangements. State the aggregate amount of the company's revolving credit arrangements and the amounts outstanding under those revolving lines of credit.

    Answer: The requested revision has been made on page 27 of the Offering Circular.

Cash Flow Statement, page 24

23. You state that the increase in cash used in operating activities was primarily due to the $7.278 million decrease in profitability. We note that this number actually represents the change in net income (loss) before minority interest in variable interest entities. Please revise your disclosure to discuss the change in consolidated net income (loss) before minority interest in variable interest entities, and disclose the reasons why you believe this amount is more relevant than net income. Also, please revise your descriptions of the changes in net cash used in investing activities to be consistent with the revisions made to the presentation of the balance sheet. For example, we note your disclosure regarding payments for start-up and pre-development costs, although such captions no longer appear on the balance sheet.

    Answer: The net income disclosure has been revised to separate consolidated net income and net income attributable to minority interest in variable interest entities. Also, descriptions used in the statement of cash flows have been revised to be consistent with the balance sheet. Comments relating to the statement of cash flows have been revised to agree with the revised descriptions in the statement of cash flows.

24. Please revise your discussion to address the increase in financing from long term notes payable along with other material changes in the financing activities.

    Answer: Our discussion has been revised to reflect changes in captions within the statement of cash flows, as well as to discuss changes in financing activities.

Lot Positions, page 25

25. Please reconcile the amounts disclosed in this section to the corresponding balances reported on the balance sheet.

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Answer: The disclosure has been revised to include a reconciliation of amounts to the balance sheet as of December 31, 2006.

Recent Events, page 25

26. We note your response to Comment 46 that the noncompliance with the loan covenants with National City Bank did not affect any other loan agreements. Please revise to state that the noncompliance with the loan covenants with National City Bank did not affect any other loan agreements.

Answer: The discussion in the Offering Circular relating to the National City Bank loan covenants, including the default and subsequent cure of the default, has been deleted for the following reasons:

1. The default occurred more than six months prior to the date of the Offering Circular and the covenants raised in the default notice have been renegotiated, substantially reducing the likelihood of a subsequent default;

2. The size of the National City Bank loan, $1,304,412 outstanding on a $5,000,000 line of credit as of April 25, 2007, compared to the remainder of the Estridge Companies' borrowings under lines of credit of $37,159,091 as of April 25, 2007, and total borrowings of Estridge Companies in excess of $90 million, shows that the impact to the Estridge Companies of the prior loan covenant violation is minimal;

3. The non-compliance with the National City Bank loan covenant had no effect on any other loan agreements; and

4. As a result of all of the foregoing, the Company does not believe the prior default to be material for purposes of the potential noteholders' investment decisions based upon the test set forth in *Babaev v. Grossman*, No. 03-CV-5076 (DLI) (WDW), 2007 WL 633990 (E.D.N.Y. Feb. 26, 2007), *citing Kronfeld v. Trans World Airlines, Inc.*, 832 F.2d 726, 732 (2nd Cir. 2002), which requires a balancing of "the indicated probability that an event will occur and the anticipated magnitude of the event in light of the totality of the company activity."

27. Revise to indicate the current amount of borrowings outstanding with National City Bank.

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John Reynolds, Assistant Director
May 2, 2007
Page 9

Answer: See the Company's response to Question 26, above.

Management, page 26

28. Michael Keller is described as "previously serving in the positions of Controller and CFO of the Company." The signature page of the offering circular indicates that he is the Chief Financial Officer. Please reconcile.

Answer: The Company is in the process of transitioning the CFO position to Paul Hayes. At the present time, Michael Keller is the CFO of the Company. The description of Mr. Keller on page 30 of the Offering Circular has been revised to reflect that he is the CFO of the Company.

Description of Companies and Security Ownership of Management and Certain Securityholders, page 28

The Estridge Group, Inc.

29. We note your response to Comment 55. Please revise to indicate the number of officers and directors in the group.

Answer: The requested revision has been made on page 33 of the Offering Circular.

Estridge Investment Co., LLP, page 31

30. We note your response to Comment 51. Please revise your disclosure to clarify that the office space is currently subleased by the Company to third-parties.

Answer: The requested revision has been made on page 34 of the Offering Circular.

BCE Associates I, LLC, BCE Associates II, LLC, BCE Associates III, LLC, BCE Associates IV, LLC., page 28

31. We note your response to Comment 59 of our letter dated February 1, 2007. Please file as exhibits all exhibits and schedules to the operating agreements or advise us why they are not required to be filed or are not available. We may have further comment.

Answer: The requested exhibits and schedules to the operating agreements are attached as Exhibits 2.8, 2.9, 2.10, and 2.11 to the Form 1-A, respectively.

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Certain Transactions, page 32

32.   Please revise to identify the Estridge Development Company's stockholder. State the relationship with Estridge Development Company.

    Answer: The requested revisions have been made on page 36 of the Offering Circular.

33.   We note your response to Comment 60. Please revise to identify the related parties, the amounts owed on the notes, the interest rates on the notes along with the due dates of the notes or advise us why the information is not necessary. We may have further comment.

    Answer: The requested revisions have been made on page 35 of the Offering Circular.

Description of the Subordinated Notes, page 32

34.   We note your response to Comment 62 of our letter dated February 1, 2007. Please disclose the information in the response that was provided supplementally.

    Answer: The requested revision has been made on page 39 of the Offering Circular.

Guarantees of the Notes, page 33

35.   We note your response to Comment 64 of our letter dated February 1, 2007. Please file the revised Note as an exhibit to the Form 1-A. Also file any other exhibits that have been revised but not filed since the initial filing.

    Answer: The revised Form of Note is attached as Exhibit 3.1 to the Form 1-A. Additionally, all other exhibits that have been revised but not filed since the initial filing are attached as exhibits to the Form 1-A.

Plan of Distribution, page 38

36.   We note your response to Comment 65 of our letter dated February 1, 2007. Provide us with a legal and factual analysis for your determination that Indiana Securities, LLC is not an underwriter. See Section 2(a)(11) of Securities Act of 1933. We may have further comment.

    Answer: The cover page, as well as the discussion of the Plan of Distribution on page 42 of the Offering Circular, has been revised to identify Indiana Securities, LLC as the

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underwriter. To avoid potentially misleading disclosure, the Offering Circular has been revised to clarify that Indiana Securities, LLC will functionally act as a "placement agent" and will not acquire securities of the Company for its own account. See *Dale v. Rosenfeld*, 229 F.2d 855 (2d Cir. 1956) (holding that it was misleading for the defendant, who was a best efforts underwriter, to refer to himself on the cover page of the prospectus as "Underwriter (as defined pursuant to the Securities Act of 1933.)"

Financial Statements, page F-1

37.   We note your response to our prior Comment 67. As applicable, please revise to provide updated financial statements in accordance with paragraphs (1) and (2) of Part F/S of Form 1-A in your next amendment.

   Answer: The financial statements have been updated as requested.

Consolidated Balance Sheet, page F-3

38.   We note your response to our prior Comment 68 stating your have implemented an exposure draft that permits your current presentation of minority equity in variable interest entities in the permanent equity section. Since the exposure draft has not yet been adopted as GAAP, we believe that the minority interest should be classified outside of permanent equity for each period presented. Please revise the financial statements accordingly.

   Answer: The financial statements have been revised.

39.   Please provide us with a schedule detailing each change made to the balance sheet from the amounts reported in your original filing, and discuss the reasons why you believe the revised presentation for each line item is appropriate.

   Answer: A schedule detailing balance sheet reclassifications for September 30, 2006 and 2005 balance sheets from the original filing to the second amended filing is attached as Appendix A to this letter.

40.   We note your reclassification of intangible assets to various other assets on the balance sheet. Since the assets reclassified were previously amortized, please tell us why you do not have an adjustment to amortization expense for the current year and any cumulative adjustment for prior years. We note that $1,694,404 of the $2,389,404 in intangibles was

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reclassified to model home furniture, fixtures and equipment. Please tell us if your depreciation rate for these assets remains the same. Tell us if the $695,000 reclassified to "Consolidated land inventory not owned" is a net or gross amount.

Answer: Amounts reclassified to other assets were: pre-development costs of $380,876 and $580,858 as of September 30, 2006 and 2005, which are not amortized; plan development costs of $206,359 and $30,091, net of amortization as of September 30, 2006 and 2005; and, marketing development costs of $77,232 and $104,070, net of amortization as of September 30, 2006 and 2005. All amounts were reclassified net of accumulated amortization. There was no change to prior or future amortization. The amortizable amounts were immaterial; therefore, they were grouped into other assets. The amounts noted in your comment as reclassified to model home furniture and equipment ($1,694,404 and $2,389,404) were incorrectly disclosed in Note B of the original financial statements. The correct net amounts reclassified to model home furniture and equipment were $1,802,169 ($4,390,809 cost and $2,587,920 accumulated depreciation) for September 30, 2006, and $1,369,768 ($4,157,273 cost and $2,787,505 accumulated depreciation) for September 30, 2006. There was no change to the depreciation rate of these assets; they are depreciated over the estimated time the related model will be open. The $695,000 transferred to consolidated land inventory not owned represents the gross deposits on land purchase agreements. A schedule detailing all balance sheet reclassifications is provided in response to comment No. 39.

Consolidated Statements of Stockholders' Equity, page F-6

41. Please explain in more detail your basis for the presentation of the minority interest in variable interest entities. Since you state that the variable interest entities are consolidated, tell us why it is necessary to separately present the equity contributions and distributions relating to the minority interests. As previously discussed, we believe that GAAP requires minority interests to be classified outside of permanent equity, and we do not believe that classification as permanent equity is appropriate even if this presentation is used by other privately held companies.

Answer: Per prior comment No. 38, the financial statements have been revised to remove minority interest in variable interest entities from permanent equity. In accordance with this change, minority interest has been removed from the Consolidated Statement of Stockholders' Equity.

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Consolidated Statements of Cash Flows, page F-7

42.   We note the restatements on the balance sheet. However, you have not revised the statement of cash flows. Please revise your disclosures accordingly, or tell us why you believe that no revisions are required.

        Answer: The Consolidated Statements of Cash Flows have been revised to reflect restatements on the balance sheet.

Note A – Nature of Operations and Summary of Significant Account Policies, page F-8

Reserve for Warranty Costs, page F-13

43.   In the original filing, you disclosed that the accrued warranty costs were equal to $898,700 and $986,795 as of September 30, 2006 and 2005, respectively. Please tell us why you have restated your warrant liability in the current registration statement to $1,566,560 and $1,723,595 as of the same dates.

        Answer: The amounts $898,700 and $986,795 were the current portion of estimated warranty costs. The reference to these amounts as the total estimated warranty costs in the original filing was incorrect. The amounts disclosed in the amended filing are the correct total amounts for estimated warranty costs.

Note Q – Commitments and Contingencies, page F-29

44.   We note your new discussion of the ground water contamination liability in this footnote. However, you have not addressed the questions posed in our prior comment 87. Please tell us if the current liability recorded related to the EIP issue is the only liability recorded for environmental issues or if you have further accruals. Tell us if you may incur any costs related to reclamation and remediation and revise to discuss all potential environmental remediation obligations in the footnotes to the financial statements. Describe your consideration of all relevant facts and circumstances. Refer to SOP 96-1 and SAB Topic 5Y and explain how you have addressed the relevant guidance and the basis for your accounting treatment.

        Answer: The liability recorded on EIP is the only environmental remediation liability recorded by the Estridge Companies. We are not aware of any other potential environmental remediation obligations. Note Q to the financial statements has been

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updated to disclose that there are no other accrued or potential environmental obligations. We have reviewed SOP 96-1 and SAB topic 5Y and believe our accounting treatment and disclosures to be in compliance.

45.   On page 17, we note your disclosures in "Legal Proceedings" regarding various claims against the company. Please revise to discuss your legal contingencies in accordance with SFAS 5.

    Answer: Note Q to the financial statements addresses legal proceedings. This note has been revised to include the requirements for recording loss contingencies specified in SFAS 5 and a statement that there are no known contingencies has been added.

Part III
Exhibits

46.   We note your response to Comment 88 of our letter dated February 1, 2007 that the company will file the executed Indenture of Trust, the Corporate Guarantee and the Escrow Agreement as exhibits to the Form 1-A.

    Answer: Each of the documents requested to be filed as executed copies cannot be completed, and therefore cannot be executed, until the date of qualification is able to be projected. At that time, all blanks in the documents will be completed, the documents will be executed and the signed copies will be filed with the request for qualification.

Exhibit 11.1 – Legality Opinion

47.   We note the legality opinion by Krieg DeVault assumes that "the Offering Statement, and any applicable amendments thereto (including post-effective amendments), will have become effective under the Act." Please note as we indicated in our prior comment 14, there is no ability under Regulation A to file a post effective amendment to the Form 1-A. Also please note that pursuant to Regulation A the offering statement will become qualified not effective. Please revise your legality opinion as appropriate.

    Answer: The requested revisions have been made to the opinion of Krieg DeVault LLP.

48.   We note the limitation in the opinion that "when ... (ii) the terms of any class or series of Offered Securities have been authorized by appropriate action of the Company in a manner that would not violate any applicable law or result in default under or breach of

any agreement or instrument binding upon the Company and so as to comply with any requirement or restriction imposed by a court or a governmental or regulatory body having jurisdiction of the Company ..." These assumptions assume material facts underlying counsel's opinion on the debt securities being legally binding obligations of the company. File an opinion on the debt securities without the above assumptions.

Answer: The requested revision has been made to the opinion of Krieg DeVault LLP.

49.   We note that the legality opinion states that "[t]his opinion is addressed to you and is solely for your use in connection with the Offering Statement, as we assume no professional responsibility to any other party whatsoever. Accordingly, the opinion expressed herein is not to be relied upon, utilized or quoted by or delivered or disclosed to, in whole or in part, any other person, corporation, entity or governmental authority without, in each instance, the prior written consent of this firm." These sentences in the penultimate paragraph in the Krieg DeVault legality opinion are an inappropriate limitation on the investor's ability to rely on the opinion provided. Delete this limitation.

Answer: The requested revision has been made to the opinion of Krieg DeVault LLP.

50.   Please revise your legality opinion to indicate that the opinion opines upon Indiana law including the Indiana Constitution, all applicable provisions of the statutory provisions, and reported judicial decisions interpreting those laws.

Answer: The requested revision has been made to the opinion of Krieg DeVault LLP.

If you or any member of the Staff has any questions concerning the responses provided herein on the document discussed herein, please do not hesitate to contact me.

Sincerely,



Michael J. Messaglia

Enclosures

KD_IM-958598_1.DOC

Appendix A

Schedule of Balance Sheet Reclassifications

Balance Sheet Reclassifications
September 30, 2005

Balance Sheet in Original Filing		Adjustments 1	2	3	4	5	6	Adjusted Balance	Balance Sheet in 2nd Amended Filing	
ASSETS									**ASSETS**	
Current Assets										
Cash	$ 2,502,097							2,502,097	Cash and cash equivalents	$ 2,502,097
Accounts receivable, net	1,264,881					(525,000)		739,881	Accounts receivable, net	739,881
Related party receivables	27,121							27,121	Related party receivables	27,121
Costs and estimated earnings in excess								0	Costs and estimated earnings in excess	
of billings	3,449,866							3,449,866	of billings	3,449,866
Lot inventory and land development costs	66,191,343							66,191,343	Lot inventory and land development costs	66,191,343
Construction in process	19,401,791							19,401,791	Construction in process	19,401,791
						44,814,809		44,814,809	Consolidated land inventory not owned	44,814,809
Other current assets	635,575	(635,575)						0		
Deferred tax asset	783,136	(783,136)						0		
Total Current Assets	94,255,810									
Property and Equipment									Property and Equipment	
Land	356,000							356,000	Land	356,000
Building	1,096,211							1,096,211	Building	1,096,211
Leasehold improvements	653,414							653,414	Leasehold improvements	653,414
Furniture and fixtures	2,555,290		(212,406)					2,342,884	Office furniture, fixtures and equipment	2,342,884
			4,369,679					4,369,679	Model home furniture, fixtures and equipment	4,369,679
Motor vehicles	275,118							275,118	Motor vehicles	275,118
Telecommunications equipment	4,642,651							4,642,651	Telecommunications equipment	4,642,651
Construction in progress	810,457							810,457	Construction in progress	810,457
Accumulated depreciation	(4,944,894)		(2,787,505)					(7,732,399)	Accumulated depreciation	(7,732,399)
Total Property and Equipment, net	5,444,247								Total Property and Equipment, net	6,814,015
Other Assets										
Start up and pre-development costs, net	1,980,717		(1,369,768)	(610,949)				0		
Marketing development costs, net	104,070			(104,070)				0		
Other assets	484,000	635,575		715,019		(165,000)		1,669,594	Other assets	1,669,594
Deferred tax asset	87,473	783,136						870,609	Deferred tax assets	870,609
Total Other Assets	2,656,260									
Total Assets	$102,356,317								**Total Assets**	$146,481,126

Balance Sheet Reclassifications
September 30, 2005

Balance Sheet in Original Filing		Adjustments 1	2	3	4	5	6	Adjusted Balance	Balance Sheet in 2nd Amended Filing	
LIABILITIES AND STOCKHOLDERS' EQUITY									**LIABILITIES AND STOCKHOLDERS' EQUITY**	
Current Liabilities										
Short term notes payable	$ 36,244,138	29,730,527						65,974,665	Notes payable	$ 65,974,665
Current maturities of long-term notes payable	6,395,434	(6,395,434)						0		
Current maturities of capital lease obligations	60,540	68,824						129,364	Capital lease obligations	129,364
						44,124,809		44,124,809	Obligations related to consolidated land inventory not owned	44,124,809
Notes payable to related parties	785,865							785,865	Notes payable to related parties	785,865
Note payable to stockholder	-							0	Note payable to stockholder	-
Accounts payable	5,783,586							5,783,586	Accounts payable	5,783,586
Due to stockholder	375,000							375,000	Due to stockholder	375,000
Estimated completion costs	1,167,061							1,167,061	Estimated completion costs	1,167,061
Billings in excess of costs and								0	Billings in excess of costs and	
estimated earnings	1,105,154							1,105,154	estimated earnings	1,105,154
					486,651			486,651	Customer deposits	486,651
					1,723,595			1,723,595	Estimated warranty costs	1,723,595
Other current liabilities	5,549,706	2,913,268			(2,210,246)			6,252,728	Other liabilities	6,252,728
Total Current Liabilities	57,466,484								**Total Liabilities**	127,908,478
Long-term Liabilities										
Notes payable, less current maturities	23,335,093	(23,335,093)						0		
Capital lease obligations, less current maturities	68,824	(68,824)						0		
Other long-term liabilities	2,913,268	(2,913,268)						0		
Total Long-term Liabilities	26,317,185									
Total Liabilities	83,783,669									
							2,253,027	2,253,027	Minority interest in variable interest entities	2,253,027
Stockholders' Equity										
Common stock	1,000							1,000	Common stock	1,000
Additional paid-in capital	9,550,100							9,550,100	Additional paid-in capital	9,550,100
Retained earnings	6,768,521							6,768,521	Retained earnings	6,768,521
Minority equity in variable interest entities	2,253,027						(2,253,027)	0		
Total Stockholders' Equity	18,572,648								**Total Stockholders' Equity**	16,319,621
Total Liabilities and Stockholders' Equity	$102,356,317								**Total Liabilities and Stockholders' Equity**	$146,481,126

Balance Sheet Reclassifications
September 30, 2005

Balance Sheet In Original Filing	Adjustments						Adjusted Balance	Balance Sheet In 2nd Amended Filing
	1	2	3	4	5	6		

Adjustments

1 Adjustment to present an unclassified balance sheet. Based on a review of 10-K filings within our industry, unclassified balance sheets are the standard.

2 Adjustment to reclassify model home furniture, fixtures and equipment. The previous presentation was incorrect, as these assets are not intangibles. These assets are now appropriately included in property and equipment. The appropriate amounts of total costs and depreciation were added to property and equipment. Gross amounts disclosed in the Note B of the original financial statement were incorrect and were corrected in this reclassification.

3 Adjustment to reclassify the following costs to "other assets". These costs are individually immaterial; therefore they were grouped into "other assets".

   ♦ Pre development costs of $580,858. These costs represent early costs related to future developments, including deposits on land purchases. These costs were incorrectly identified as intangilbes in the financial statements in the original filing. To the extent that these costs are deposits on land under contract, they are reclassified to "Land inventory not owned" in adjustment #6.

   ♦ Plan development costs of $30,091 (costs of $34,168 net of amortization of $4,077). These costs represent amounts paid to architects to design home plans and produce construction drawings for use over the period of time a plan is offered for sale. These costs are expensed over a four year period, or written off should a plan be discontinued. The cost and amortization amounts disclosed in the Note B of the original financial statement were incorrect and were corrected in this reclassification.

   ♦ Marketing developmnet costs of $104,070 (costs of $382,634 net of amortization of $278,564). These are costs associated with the creation of marketing collateral materials. These costs are expensed as collateral materials produced are used.

4 Adjustment to reclassify customer deposits and estimated warranty costs out of "Other liabilities" on the balance sheet. After adjustments to unclaasify the balance sheet, these two items were separated from "Other liabilities" to provide additional detail.

5 Adjustment to consolidate variable interest entities related to land purchase options and commitments as required under FIN 46. This consolidation was noted in the response dated March 1, 2007, to comment #86 of the Commission dated February 1, 2007.

6 Adjustment to reclassify "Minority interest in variable interest entities" out of permanent equity in response to comment #38 of the Commission dated April 11, 2007.

Balance Sheet Reclassifications
September 30, 2006

Balance Sheet in Original Filing		Adjustments 1	2	3	4	5	6	Adjusted Balance	Balance Sheet in 2nd Amended Filing	
ASSETS									**ASSETS**	
Current Assets										
Cash	$ 803,871							803,871	Cash and cash equivalents	$ 803,871
Accounts receivable, net	977,821					(425,000)		552,821	Accounts receivable, net	552,821
Related party receivables	515,202							515,202	Related party receivables	515,202
Costs and estimated earnings in excess of billings	1,790,099							0	Costs and estimated earnings in excess of billings	1,790,099
								1,790,099		
Lot inventory and land development costs	89,522,613							89,522,613	Lot inventory and land development costs	89,522,613
Construction in process	25,416,896		43					25,416,939	Construction in process	25,416,939
						50,423,360		50,423,360	Consolidated land inventory not owned	50,423,360
Other current assets	689,848	(689,848)						0		
Deferred tax asset	2,665,606	(2,665,606)						0		
Total Current Assets	122,381,956									
Property and Equipment									Property and Equipment	
Land	356,000							356,000	Land	356,000
Building	1,128,921							1,128,921	Building	1,128,921
Leasehold improvements	1,981,972							1,981,972	Leasehold improvements	1,981,972
Furniture and fixtures	2,707,921		(43)					2,707,878	Office furniture, fixtures and equipment	2,707,878
			4,390,089					4,390,089	Model home furniture, fixtures and equipment	4,390,089
Motor vehicles	239,293							239,293	Motor vehicles	239,293
Telecommunications equipment	5,305,117							5,305,117	Telecommunications equipment	5,305,117
Construction in progress	-							0	Construction in progress	-
Accumulated depreciation	(4,494,687)		(2,587,920)					(7,082,607)	Accumulated depreciation	(7,082,607)
Total Property and Equipment, net	7,224,537								Total Property and Equipment, net	9,026,663
Other Assets										
Start up and pre-development costs, net	2,389,404		(1,802,169)	(587,235)				0		
Marketing development costs, net	77,232			(77,232)				0		
Other assets	102,400	689,848		664,467		(270,000)		1,186,715	Other assets	1,186,715
Deferred tax asset	61,208	2,665,606						2,726,814	Deferred tax assets	2,726,814
Total Other Assets	2,630,244									
Total Assets	$132,236,737								**Total Assets**	$181,965,097

Balance Sheet Reclassifications
September 30, 2006

Balance Sheet in Original Filing		Adjustments 1	2	3	4	5	6	Adjusted Balance	Balance Sheet in 2nd Amended Filing	
LIABILITIES AND STOCKHOLDERS' EQUITY									**LIABILITIES AND STOCKHOLDERS' EQUITY**	
Current Liabilities										
Short term notes payable	$ 42,311,457	42,986,971						85,298,428	Notes payable	$ 85,298,428
Current maturites of long-term notes payable	9,740,319	(9,740,319)						0		
Current maturites of capital lease obligations	244,072	713,640						957,712	Capital lease obligations	957,712
						49,728,360		49,728,360	Obligations related to consolidated land inventory not owned	49,728,360
Notes payable to related parties	785,865							785,865	Notes payable to related parties	785,865
Note payable to stockholder	1,100,000							1,100,000	Note payable to stockholder	1,100,000
Accounts payable	5,298,235							5,298,235	Accounts payable	5,298,235
Due to stockholder	175,000							175,000	Due to stockholder	175,000
Estimated completion costs	1,069,800							1,069,800	Estimated completion costs	1,069,800
Billings in excess of costs and								0	Billings in excess of costs and	
estimated earnings	881,391							881,391	estimated earnings	881,391
					648,496			648,496	Customer deposits	648,496
					1,566,560			1,566,560	Estimated warranty costs	1,566,560
Other current liabilities	5,223,624	5,392,749			(2,215,056)			8,401,317	Other liabilities	8,401,317
Total Current Liabilities	66,829,763								**Total Liabilities**	155,911,164
Long-term Liabilities										
Notes payable, less current maturities	33,246,652	(33,246,652)						0		
Capital lease obligations, less current maturities	713,640	(713,640)						0		
Other long-term liabilities	5,392,749	(5,392,749)						0		
Total Long-term Liabilities	39,353,041									
Total Liabilities	106,182,804									
							12,748,454	12,748,454	Minority interest in variable interest entities	12,748,454
Stockholders' Equity										
Common stock	1,000							1,000	Common stock	1,000
Additional paid-in capital	9,550,100							9,550,100	Additional paid-in capital	9,550,100
Retained earnings	3,754,379							3,754,379	Retained earnings	3,754,379
Minority equity in variable interest entities	12,748,454						(12,748,454)	0		
Total Stockholders' Equity	26,053,933								**Total Stockholders' Equity**	13,305,479
Total Liabilities and Stockholders' Equity	$132,236,737								**Total Liabilities and Stockholders' Equity**	$181,965,097

Balance Sheet Reclassifications
September 30, 2006

	Balance Sheet in Original Filing	Adjustments						Adjusted Balance	Balance Sheet in 2nd Amended Filing
		1	2	3	4	5	6		

Adjustments

1 Adjustment to present an unclassified balance sheet. Based on a review of 10-K filings within our industry, unclassified balance sheets are the standard.

2 Adjustment to reclassify model home furniture, fixtures and equipment. The previous presentation was incorrect, as these assets are not intangibles. These assets are now appropriately included in property and equipment. The appropriate amounts of total costs and depreciation were added to property and equipment. Gross amounts disclosed in the Note B of the original financial statement were incorrect and were corrected in this reclassification.

3 Adjustment to reclassify the following costs to "other assets". These costs are individually immaterial; therefore they were grouped into "other assets".
   ◆ Pre development costs of $380,876. These costs represent early costs related to future developments, including deposits on land purchases. These costs were incorrectly identified as intangilbes in the financial statements in the original filing. To the extent that these costs are deposits on land under contract, they are reclassified to "Land inventory not owned" in adjustment #6.
   ◆ Plan development costs of $206,359 (costs of $211,795 net of amortization of $5,436). These costs represent amounts paid to architects to design home plans and produce construction drawings for use over the period of time a plan is offered for sale. These costs are expensed over a four year period, or written off should a plan be discontinued. The cost and amortization amounts disclosed in the Note B of the original financial statement were incorrect and were corrected in this reclassification.
   ◆ Marketing developmnet costs of $77,232 (costs of $334,394 net of amortization of $257,162). These are costs associated with the creation of marketing collateral materials. These costs are expensed as collateral materials produced are used.

4 Adjustment to reclassify customer deposits and estimated warranty costs out of "Other liabilities" on the balance sheet. After adjustments to unclaasify the balance sheet, these two items were separated from "Other liabilities" to provide additional detail.

5 Adjustment to consolidate variable interest entities related to land purchase options and commitments as required under FIN 46. This consolidation was noted in the response dated March 1, 2007, to comment #86 of the Commission dated February 1, 2007.

6 Adjustment to reclassify "Minority interest in variable interest entities" out of permanent equity in response to comment #38 of the Commission dated April 11, 2007.